UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)

GLOBAL SEED CORPORATION

(Name of Issuer) COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities) 379383102
(CUSIP Number) Chan Hiu 3905, Vanke ITC Center, Changan, Dongguan, China 523845 Tel: (852) 65533834
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379383102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leung Kwok Hei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 789,000
	8	SHARED VOTING POWER 789,000
	9	SOLE DISPOSITIVE POWER 789,000
	10	SHARED DISPOSITIVE POWER 789,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379383102	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chi Siu On
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,125,000
	8	SHARED VOTING POWER 2,125,000
	9	SOLE DISPOSITIVE POWER 2,125,000
	10	SHARED DISPOSITIVE POWER 2,125,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379383102	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leung Siu Hung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 789,000
	8	SHARED VOTING POWER 789,000
	9	SOLE DISPOSITIVE POWER 789,000
	10	SHARED DISPOSITIVE POWER 789,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379383102	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chan Hiu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region, People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 789,000
	8	SHARED VOTING POWER 789,000
	9	SOLE DISPOSITIVE POWER 789,000
	10	SHARED DISPOSITIVE POWER 789,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379383102	13D	Page 6 of 9 Pages

Item 1.  Security and Issuer.

(a) This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Global Seed Corporation, a Texas corporation (the “Company”).

(b) The principal executive offices of the Company are located at 3905, Vanke ITC Center, Changan, Dongguan. China, 523845.

Item 2.  Identity and Background.

(a) This Statement on Schedule 13D is filed jointly by Leung Kwok Hei, Chi Siu On, Leung Siu Hung, and Chan Hiu (together, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 3905, Vanke ITC Center, Changan, Dongguan, China, 523845.

(c) Leung Kwok Hei, director and CEO of the Company. Mr. Leung serves as Chief Operating Officer of Zheng Gong Trading Ltd Co in DongGuan, China since 2016. The Address of the Company is 3905, Vanke ITC Center, Changan, Dongguan, China, 523845.

Chan Hiu, director and CFO of the Company. Mr. Chan serves as Financial Controller of Zheng Gong Trading Ltd Co in DongGuan, China since 2016. The Address of the Company is 3905, Vanke ITC Center, Changan, Dongguan, China, 523845.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Persons from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) The Reporting Persons are citizens of Hong Kong Special Administrative Region, the People’s Republic of China (the “PRC”).

Item 3.  Source and Amount of Funds or Other Consideration.

On May 21, 2018, Leung Kwok Hei, Shi Siu On, Leung Siu Hung and Chan Hiu (collectively, the “Purchasers”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with various holders of common stock of the Company (the “Shareholders”). Pursuant to the terms of the Purchase Agreement, the shareholders of the Company are to transfer to the Purchasers certain of their shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), or 4,492,000 shares of Common Stock (such transaction, the “Share Purchase”). The Share Purchase closed on June 1, 2018.

CUSIP No. 379383102	13D	Page 7 of 9 Pages

Item 4.  Purpose of Transaction.

The acquisition by the Reporting Persons of 4,492,000 shares of the Company’s Common Stock was part of a series of transactions undertaken to accomplish the acquisition of the Company. The other transactions included:

●	At the closing of the Share Purchase, there was a change in the Board and executive officers. Ms. Tian Jia, who served as Chief Executive Officer, Chief Financial Officer and sole director, resigned from her executive officer positions effective on June 1, 2018 (the “Effective Date”). The sole director then appointed Mr. Leung Kwok Hei to serve as a director and Chief Executive Officer and Mr. Chan Hiu to serve as a director and Chief Financial Officer, with such appointment effective on the Effective Date. The appointment of the new directors and executive officers and resignation of the current sole director and officer were effective on the Effective Date.

The Purchase Agreement contains certain covenants on the Company’s part, including the following: (i) preparing and filing as promptly as practicable all documentation to effect all necessary SEC filings and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Person and/or any Governmental Authority in order to consummate any of the transactions contemplated by this Agreement, (ii) timely file all reports required to be filed by it pursuant to Section 13 of the 1934 Act and all other documents required to be filed by it with the SEC under the 1933 Act or the 1934 Act, and (iii) cause the Company to timely file a Current Report on Form 8-K with the SEC disclosing the purchase of the Shares and any other information required in connection therewith.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 379383102	13D	Page 8 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of securities identified in item 1 is 4,492,000 shares, or approximately 89.9%, of the Company’s Common Stock. Leung Kwok Hei beneficially owns 789,000, or 15.8%, Shi Siu On beneficially owns 2,125,000, or 42.5%, Leung Siu Hung beneficially owns 789,000, or 15.8% and Chan Hiu beneficially owns 789,000, or 15.8%.

(b) The Reporting Persons may be deemed to hold voting and/or dispositive power over their respective shares and beneficially owned stock as follows: Leung Kwok Hei beneficially owns 789,000, or 15.8%, Shi Siu On beneficially owns 2,125,000, or 42.5%, Leung Siu Hung beneficially owns 789,000, or 15.8% and Chan Hiu beneficially owns 789,000, or 15.8%.

(c) Except for the acquisition by the Reporting Persons of the 4,492,000 shares of the Company’s Common Stock on June 1, 2018, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1.	Securities Purchase Agreement, dated May 21, 2018 by and among the shareholders and the purchasers named therein.

2.	Joint Filing Agreement among Leung Kwok Hei, Shi Siu On, Leung Siu Hung and Chan Hiu.

CUSIP No. 379383102	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Leung Kwok Hei
Leung Kwok Hei

/s/ Chi Siu On
Chi Siu On

/s/ Leung Siu Hung
Leung Siu Hung

/s/ Chan Hiu
Chan Hiu

Date: July 12, 2018